Exhibit 21.1
FIESTA RESTAURANT GROUP, INC.
Subsidiaries

Name	State of Incorporation or Organization
Pollo Franchise, Inc.	Florida

Pollo Operations, Inc.	Florida

Pollo Tropical Management, LLC	Texas

Pollo Tropical Beverages, LLC	Texas